

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 11, 2017

Via E-mail
John P. Connolly, Chief Financial Officer
Platform Specialty Products Corporation
1450 Centrepark Blvd, Suite 210
West Palm Beach, FL 33401

> **Re:** **Platform Specialty Products Corporation**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 1-36272**

Dear Mr. Connolly:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Melissa N. Rocha for

    John Cash
    Branch Chief - Office of
    Manufacturing & Construction